UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 to this report on Form 6-K are hereby incorporated by reference into the Registration Statements on Form F-10 (File No. 333-273187 and 333-272511) and on Form F-3D (File No. 333-170234).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ “Marisa Wyse”
Name: Marisa Wyse
Title: Chief Legal Officer

Date: September 21, 2023

Exhibit Index

Exhibit Number	Description of Document

99.1	Nineteenth Supplemental Indenture, dated as of September 21, 2023 among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.

99.2	Twentieth Supplemental Indenture, dated as of September 21, 2023 among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.

99.3	Twenty-First Supplemental Indenture, dated as of September 21, 2023 among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.

99.4	Twenty-Second Supplemental Indenture, dated as of September 21, 2023 among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.